TABCORP

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED
2004 MAY 13 A 10:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 May 2004

04030022

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

dle 5/17

Enc.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	*Tab Limited ("Tab")*
ACN/ARSN	*081 765 308*

1. Details of substantial holder (1)

Name ACN/ARSN (if applicable)	*See Annexure A*
There was a change in the interests of the substantial holder on (d/m/y)	*See Annexures A and C*
The previous notice was given to the company on (d/m/y)	*2/4/2004*
The previous notice was dated (d/m/y)	*2/4/2004*

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	*0*	*0%*	*4,843,663*	*1.07%*

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change (d/m/y)	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
		See Annexure A			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	*Not applicable*

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
TABCORP Investments No.4	*5 Bowen Crescent, Melbourne, Victoria, 3004*
TABCORP	*5 Bowen Crescent, Melbourne, Victoria, 3004*
Each member of the TABCORP Group	*See Annexure B*

Signature

print name *Peter Caillard* capacity *Director*

sign here [signature] date *5 May 2004*

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 3 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 5 May 2004

1. Details of substantial holder

TABCORP Investments No.4 Pty Ltd (ACN 108 197 084) ("TABCORP Investments No.4")

This notice also provides details of the relevant interests in Tab of the following persons, which relevant interests arise as a result of the relevant interest of TABCORP Investments No.4:

(a) TABCORP Holdings Limited (ACN 063 780 709) ("TABCORP").

(b) Each of the companies listed in Annexure B ("TABCORP Group").

The nature of the associations of TABCORP Investments No.4 and those persons are as follows:

Name	Nature of association
TABCORP Investments No.4	TABCORP Investments No.4 is an associate of TABCORP and each member of the TABCORP Group pursuant to section 12(2)(a)(i) or (iii) of the Corporations Act
TABCORP	TABCORP is an associate of TABCORP Investments No.4 and each member of the TABCORP Group pursuant to section 12(2)(a)(ii) of the Corporations Act
Each member of the TABCORP Group	Each member of the TABCORP Group is an associate of TABCORP Investments No.4, TABCORP, and each other member of the TABCORP Group pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act

2. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See Annexure C	TABCORP Investments No.4	Increase of relevant interest as a result of acceptances of offers (the *Offers*) dated 21 April 2004 made under TABCORP Investments No.4's off-market bid for ordinary shares in Tab on the terms set out in the bidder's statement dated 2 April 2004, as supplemented by a supplementary bidder's statement dated 4 May 2004. See Annexures C and D for details	Consideration of $2.00 cash and between 0.20 and 0.22 TABCORP ordinary shares per Tab share will be provided by TABCORP Investments No.4 in accordance with the terms of the Offers, if the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived See Annexure D for details	See Annexure C	See Annexure C
As per TABCORP Investments No.4	TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4
As per TABCORP Investments No.4	Each member of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4

3. Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP Investments No.4	Persons to whom the Offers were made who have accepted the Offers	TABCORP Investments No.4 (upon the conditions of the Offers being satisfied or waived)	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers TABCORP Investments No.4's power to vote or dispose of the Tab shares is qualified until TABCORP Investments No.4 becomes the registered holder of those shares. TABCORP Investments No.4 will not become the registered holder of those shares unless the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived	4,843,663 ordinary shares	4,843,663

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of controlling TABCORP Investments No.4. TABCORP is not the registered holder of the Tab shares and its ability to vote or dispose of those shares is qualified accordingly TABCORP does not have a substantial holding in Tab shares as its and its associates' combined relevant interests in Tab shares are not greater than 5% of the number of issued Tab shares	As per TABCORP Investments No.4	As per TABCORP Investments No.4
Each of the members of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, TABCORP) above 20% in TABCORP Investments No.4. No member of the TABCORP Group is the registered holder of the Tab shares and their ability to vote or dispose of those shares is qualified accordingly No member of the TABCORP Group has a substantial holding in Tab shares as its and its associates' combined relevant interests in Tab shares are not greater than 5% of the number of issued Tab shares	As per TABCORP Investments No.4	As per TABCORP Investments No.4

This is Annexure B of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 5 May 2004

TABCORP Group

TABCORP is the controlling entity of TABCORP Investments No.4 and of the other subsidiaries of TABCORP (being associates of TABCORP Investments No.4).

Set out below are those other subsidiaries of TABCORP which together are referred to as the "TABCORP Group" for the purposes of this Form 604 (Notice of change of interests of substantial holder).

Name of entity	Address
Sydney Harbour Apartments Pty Ltd (ACN 075 423 666)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Entertainment Pty Ltd (ACN 080 574 732)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments Pty Ltd (ACN 085 513 300)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Online Pty Limited (ACN 092 104 786)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Holdings Limited (ACN 064 054 431)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Assets Pty Ltd (ACN 064 303 920)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Manager Pty Ltd (ACN 064 304 016)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Participant Pty Ltd (ACN 064 304 105)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Employee Share Administration Pty Ltd (ACN 064 458 224)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP (Queensland) Pty Ltd (ACN 064 555 899)	5 Bowen Crescent, Melbourne, Victoria, 3004
Structured Data Systems Pty Ltd (ACN 006 574 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Casino Management Pty Ltd (ACN 060 462 053)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Pty Ltd (ACN 060 510 410)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Investments Pty Ltd (ACN 060 507 888)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Harbour Casino Properties Pty Ltd (ACN 050 045 120)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.2 Pty Ltd (ACN 105 341 375)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Issuer Pty Ltd (ACN 105 341 366)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Staff Superannuation Pty Ltd (ACN 065 446 277)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Superannuation Pty Ltd (ACN 005 070 619)	5 Bowen Crescent, Melbourne, Victoria, 3004
Showboat Australia Pty Ltd (ACN 061 299 625)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.3 Pty Ltd (ACN 108 097 114)	5 Bowen Crescent, Melbourne, Victoria, 3004
Club Gaming Systems (Holdings) Pty Limited (ACN 051 404 007)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming (NSW) Pty Ltd (ACN 003 992 327)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Custodian Pty Limited (ACN 067 888 680)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Superannuation Pty Limited (ACN 004 432 926)	Level 9, Niecon Tower, 17-19 Victoria Avenue, Broadbeach, Queensland, 4218

Name of entity	Address
Jupiters Limited (ACN 010 741 045)	5 Bowen Crescent, Melbourne, Victoria, 3004
Breakwater Island Limited (ACN 010 271 691)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Limited (ACN 000 005 916)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters International Pty Ltd (ACN 055 809 302)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Technology & Environmental Services Pty Ltd (ACN 102 095 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Services Pty Limited (ACN 053 518 942)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming Pty Limited (ACN 071 366 446)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Machine Gaming Pty Limited (ACN 078 963 050)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Internet Gaming Pty Limited (ACN 088 541 940)	5 Bowen Crescent, Melbourne, Victoria, 3004
jupiters.com Pty Limited (ACN 091 684 226)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 760 610 PTY LTD (ACN 082 760 610)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Wagering Systems Pty Limited (ACN 000 075 927)	5 Bowen Crescent, Melbourne, Victoria, 3004
ATL Pty Limited (ACN 000 007 401)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Enterprises Pty Limited (ACN 072 794 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Machines Pty Limited (ACN 062 579 613)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Infosec Pty Limited (ACN 067 175 839)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.2) Pty Limited (ACN 053 998 191)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.4) Pty Limited (ACN 053 990 962)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.5) Pty Limited (ACN 053 991 307)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.6) Pty Limited (ACN 056 466 703)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA MicroElectronics Pty Ltd (ACN 003 263 170)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA New Media Pty Ltd (ACN 084 703 702)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research and Development Pty Limited (ACN 003 573 313)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research Marketing Pty Limited (ACN 003 573 386)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.2) Pty Ltd (ACN 065 041 303)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.3) Pty Ltd (ACN 070 046 641)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation Pty Ltd (ACN 001 197 931)	5 Bowen Crescent, Melbourne, Victoria, 3004
Hotel Gaming Systems Pty Ltd (ACN 084 703 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
Macquarie Syndication (No.1) Pty Limited (ACN 055 839 015)	5 Bowen Crescent, Melbourne, Victoria, 3004
Palatron Pty Limited (ACN 003 598 174)	5 Bowen Crescent, Melbourne, Victoria, 3004
Penchant Pty Limited (ACN 052 358 591)	5 Bowen Crescent, Melbourne, Victoria, 3004 -
Radcoy (No 1) Limited (ACN 006 539 797)	5 Bowen Crescent, Melbourne, Victoria, 3004
SunshineLink Pty Ltd (ACN 084 230 035)	5 Bowen Crescent, Melbourne, Victoria, 3004
Syndicate (Co.1) Pty Limited (ACN 003 584 852)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 231 383 PTY LTD (ACN 082 231 383)	5 Bowen Crescent, Melbourne, Victoria, 3004
Expanse Electronics Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand
Millers Mechanical Equipment (NZ) Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand

This is Annexure C of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 5 May 2004

Details of changes in relevant interests pursuant to acceptances of the Offers

Date of change	Class and number of securities affected	Person's votes affected
26 April 2004	685,677 ordinary shares	685,677
27 April 2004	81,992 ordinary shares	81,992
28 April 2004	927,099 ordinary shares	927,099
29 April 2004	602,109 ordinary shares	602,109
30 April 2004	644,232 ordinary shares	644,232
3 May 2004	945,580 ordinary shares	945,580
4 May 2004	956,974 ordinary shares	956,974

This is Annexure D of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 5 May 2004

Offer terms

The following documents set out the terms of the Offers:

1. Bidder's Statement dated 2 April 2004.
2. Supplementary Bidder's Statement dated 4 May 2004.
3. Acceptance Form for CHESS holdings – Australian shareholders.
4. Acceptance Form for issuer sponsored holdings - Australian shareholders.
5. Acceptance Form for CHESS Holdings – Overseas shareholders.
6. Acceptance Form for issuer sponsored holdings – Overseas shareholders.

TABCORP

RECEIVED

2004 MAY 13 A 10:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

4 May 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

<u>Peter Caillard</u>
Company Secretary

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

4 May 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED

OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD

SUPPLEMENTARY BIDDER'S STATEMENT

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited), is a copy of a supplementary bidder's statement in relation to Bidder's off-market bid (the ***Bid***) for all of the ordinary shares in Tab Limited. The supplementary bidder's statement supplements the bidder's statement in relation to the Bid dated 2 April 2004.

Peter Caillard

Peter Caillard
Company Secretary

Supplementary Bidder's Statement

By TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

in relation to its off-market bid for Tab Limited (ABN 17 081 765 308)

1. Introduction

This document is a Supplementary Bidder's Statement under section 643 of the *Corporations Act 2001* (Cth) (***Corporations Act***). It is issued by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), a wholly owned subsidiary of TABCORP Holdings Limited (***TABCORP***), in relation to Bidder's takeover offer (the ***TABCORP Offer***) for all of the fully paid ordinary shares (***Tab Shares***) in Tab Limited (ABN 17 081 765 308) (***Tab***).

This document supplements, and should be read together with, the Bidder's Statement dated 2 April 2004 given by Bidder to Tab and lodged with the Australian Securities and Investments Commission (***ASIC***) on 2 April 2004 (the ***Original Bidder's Statement***).

Words defined in the Original Bidder's Statement have the same meaning in this Supplementary Bidder's Statement, unless the context requires otherwise. The rules of interpretation set out in section 12.2 of the Original Bidder's Statement also apply to this document, unless the context requires otherwise.

2. Overview

In this Supplementary Bidder's Statement, Bidder supplements and amends the Original Bidder's Statement to take into account certain events which have occurred since the date of the Original Bidder's Statement, being:

- the close of UNiTAB's offer (***UNiTAB's Offer***) to acquire all of the Tab Shares whilst that offer was still conditional, with the result that no Tab Shares were ultimately acquired by UNiTAB under its offer. For further details see section 3 of this Supplementary Bidder's Statement;
- the conclusion of an independent review, commissioned by the New South Wales government, of arrangements proposed by UNiTAB to NSW Racing to satisfy certain proposed regulatory requirements, and the provision of further details by the New South Wales government of the requirements that will apply in order for a company to become the Nominated Company. For further details see section 4 of this Supplementary Bidder's Statement;
- the entry by TABCORP and UNiTAB into an agreement pursuant to which, amongst other things, TABCORP agrees to procure the sale of certain businesses of the TABCORP Group and the Tab Group to UNiTAB. The transactions contemplated by that agreement are conditional on certain things, including that the TABCORP Group acquires (in aggregate) beneficial ownership of more than 50% of the Tab Shares. For further details see section 5 of this Supplementary Bidder's Statement; and
- the amendment of the Racing Heads of Agreement by TABCORP and NSW Racing. For further details see section 6 of this Supplementary Bidder's Statement.

Certain of these matters were the subject of an announcement by TABCORP on 23 April 2004.

3. Close of UNiTAB's Offer for Tab Shares

UNiTAB's Offer closed at 7.00 pm (Sydney time) on 23 April 2004. UNiTAB's Offer closed with certain defeating conditions being neither waived nor satisfied, with the result that none of the acceptances received under UNiTAB's Offer resulted in a binding contract for the sale of the relevant Tab Shares.

TABCORP's Offer is now the only takeover bid available for Tab Shareholders to accept in relation to their Tab Shares.

All Tab Shareholders who had accepted UNiTAB's Offer are now free to accept TABCORP's Offer should they wish to do so.

The Original Bidder's Statement contained references to the detail of UNiTAB's Offer on page 2 in the section headed 'TABCORP's Offer is superior to UNiTAB's offer' and on pages 6, 7, 13, 18, 19, 126 and 171. All such references should be read in light of the disclosure in this section 3.

4. Developments in relation to Proposed Legislative Requirements

4.1 Independent review of proposed arrangements between UNiTAB and NSW Racing

The Original Bidder's Statement refers to an independent review commissioned by the New South Wales government of UNiTAB's 'last and final' proposal to NSW Racing (which was rejected by NSW Racing) for the purposes of satisfying proposed section 43A of the Totalizator Act (see section 9.6 of the Original Bidder's Statement).

On 7 April 2004, the New South Wales government announced that the financial adviser appointed to conduct the independent review had concluded that UNiTAB's 'last and final' proposal would put the New South Wales racing industry in a superior financial and commercial position relative to the position currently conferred on it under the Racing Distribution Agreement. The media release also made it clear that the NSW Racing Minister would be prepared to nominate UNiTAB as the Nominated Company notwithstanding that UNiTAB had not entered into arrangements with NSW Racing for the purposes of satisfying the condition to be contained in proposed section 43A of the Totalizator Act, and that no action would be taken against UNiTAB or Tab in respect of any subsequent breach of that condition as a result of those arrangements not being in place, provided that an agreement on terms no less favourable than UNiTAB's 'last and final' proposal to NSW Racing was concluded within a reasonable time.

The references to the independent review on pages 2, 8 and 125 of the Original Bidder's Statement should be read in light of these subsequent developments in relation to UNiTAB's Offer.

However, as discussed in section 3 of this Supplementary Bidder's Statement, UNiTAB's Offer closed on 23 April 2004.

4.2 Further details concerning requirements to become the Nominated Company

The announcement by the New South Wales government on 7 April 2004 also indicated that the Nominated Company will need to:

- acquire a relevant interest in more than 50% of the Tab Shares;
- satisfy the NSW Racing Minister that all reasonable steps will be taken to acquire a relevant interest in all of the Tab Shares; and

- have in place a prohibition on shareholding interests in the Nominated Company or its ultimate holding company with substantially the same effect as the prohibition on persons holding more than 10% of the Tab Shares as set out in New South Wales legislation. As explained in sections 1.5(c), 1.5(d) and 9.6(a) of the Original Bidder's Statement, TABCORP is already subject to such restrictions pursuant to Victorian legislation (the Gaming and Betting Act), as well as its own constitution.

The references in the Original Bidder's Statement to the general conditions that will need to be satisfied in order for a company to become the Nominated Company on pages 2, 8, 18, 120 and 125 should be read in light of the disclosure in this section 4.

5. The Procurement Agreement with UNiTAB

5.1 Summary of the Procurement Agreement

As indicated in section 4.3(c) of the Original Bidder's Statement, the New South Wales government has indicated that if Bidder is nominated as the Nominated Company for the purposes of the Totalizator Act and the Privatization Act (thereby enabling it to acquire control of Tab), it will be a condition of that nomination that the Tab Gaming Division be divested within 18 months of Tab being taken over by Bidder.

In light of this requirement, TABCORP has entered into an agreement (the ***Procurement Agreement***) with UNiTAB pursuant to which the parties have agreed to certain arrangements concerning the sale (the ***Gaming Business Sale***) to UNiTAB of:

- the Data Monitoring Services Business, the Links Business and the Tab business that trades under the name 'maxvision' which, amongst other things, provides equipment associated with the Links Business (the ***Tab Gaming Business***); and
- the centralised monitoring system business (which monitors the performance of gaming machines in hotels and clubs in Queensland) and progressive jackpot services business of the TABCORP Group that operate under licences granted under the *Gaming Machine Act 1991* (Qld) (the ***TABCORP Queensland Monitoring Business***),

(together the ***Gaming Businesses***).

The Procurement Agreement also provides for:

- amendments (the ***Sky Amendments***) to existing arrangements between Sky Channel Pty Ltd (***Sky Channel***) and members of the ***UNiTAB Group*** (being UNiTAB and its Related Entities) under which Sky Channel supplies the racing picture to UNiTAB's TAB agencies in Queensland, the Northern Territory and South Australia and for certain assurances with respect to the content of Sky Channel's television services; and
- amendments (the ***Fixed Odds Amendments***) to the existing agreement between the TABCORP Group and UNiTAB concerning the acceptance into books managed by TABCORP Manager Pty Ltd of fixed odds bets received by members of the UNiTAB Group, being amendments to:
  - reduce the fee payable by UNiTAB on its annual investment into those books on turnover over $70 million. Fees on annual investments below $70 million will remain unchanged; and
  - extend the term to 19 August 2008, with UNiTAB having an option for a further extension to 19 August 2013, subject to early termination in accordance with the agreement.

The material terms of the Procurement Agreement are summarised in this section 5.

5.2 Conditions to the Procurement Agreement

The substantive obligations of TABCORP and UNiTAB under the Procurement Agreement are subject to a number of conditions precedent (the ***Conditions***), although not all of the Conditions apply to each of the substantive matters dealt with in the Procurement Agreement. In summary, the Conditions are as follows.

- Each of the Gaming Business Sale, the Sky Amendments and the Fixed Odds Amendments are subject to the satisfaction or waiver of a Condition that members of the TABCORP Group acquire (in aggregate) beneficial ownership of more than 50% of the Tab Shares (the ***50% Acceptance Condition***).
- Subject to the exception discussed in section 5.4(c), the Gaming Business Sale is subject to the satisfaction or waiver of a Condition that, if there are any approvals from Tab Shareholders that are reasonably required for that part of the Gaming Business Sale that relates to the Tab Gaming Business, those approvals are obtained (the ***Gaming Sale Shareholder Approval Condition***).
- The Gaming Business Sale is also subject to the satisfaction or waiver of the following Conditions:
  - that all regulatory approvals (including consent to the sale of the Tab Gaming Business to UNiTAB from the New South Wales government) required to implement the Gaming Business Sale are granted or obtained and are not withdrawn, cancelled or revoked (together the ***Gaming Sale Regulatory Approval Conditions***); and
  - that no regulatory action is taken to prevent the Gaming Business Sale (the ***Gaming Sale Regulatory Action Condition***).
- The Sky Amendments are subject to the satisfaction or waiver of a condition that if there are any approvals from Tab Shareholders that are reasonably required for the Sky Amendments, those approvals are obtained (the ***Sky Shareholder Approval Condition***).

The 50% Acceptance Condition can be waived by TABCORP without the consent of UNiTAB. However, the ability of TABCORP to waive this condition will be impacted by the matters discussed in section 9.4 of the Original Bidder's Statement.

The other Conditions can only be waived with the consent of both TABCORP and UNiTAB.

5.3 Requirement to obtain any necessary Tab Shareholder approvals

If, by 31 December 2004, the TABCORP Group has acquired beneficial ownership of more than 50%, but less than 100%, of the Tab Shares, TABCORP must use its best endeavours to satisfy the Gaming Sale Shareholder Approval Condition and the Sky Shareholder Approval Condition if it is determined that any such approvals are reasonably required in relation to the Gaming Business Sale (so far as it relates to the Tab Gaming Business) or the Sky Amendments. However, there is no requirement to seek such approvals on more than one occasion.

5.4 The Gaming Business Sale and the Tender Process

(a) The Gaming Business Sale Agreement

As soon as practicable after the 50% Acceptance Condition has been satisfied or waived, TABCORP and UNiTAB have agreed to enter into good faith negotiations in relation to the terms of an agreement (the ***Gaming Business Sale Agreement***) to give effect to the Gaming Business

Sale, subject to the satisfaction of the relevant Conditions referred to above. The terms of the Gaming Business Sale Agreement are to include and be consistent with the terms set out in the Procurement Agreement, the material terms of which are set out below.

The Gaming Business Sale will essentially involve the purchase by UNiTAB of the assets (the ***Gaming Assets***) used principally (or, in the case of intellectual property, used exclusively) in the Gaming Businesses and the assumption by UNiTAB of the liabilities of the Gaming Businesses (excluding certain bank and corporate debts and any gaming incentive fee payments owing to NSW Racing).

Completion of the Gaming Business Sale will only be conditional on the grant to the relevant members of the UNiTAB Group of the licences necessary to conduct the Gaming Businesses and the absence of actual, or reasonably anticipated, regulatory restraints or prohibitions in relation to completion.

The purchase price for the Gaming Businesses will (subject to section 5.4(b)) be:

- for the assets of the TABCORP Queensland Monitoring Business - $40 million; and
- for the assets of the Tab Gaming Business - $175 million plus an adjustment for any increase in the monitoring fees approved by the New South Wales government to be charged per gaming machine before completion of the sale of the Tab Gaming Business. On 30 April 2004, Tab announced that the New South Wales government has determined an increase to these fees, the effect of which would be an increase in the purchase price for the assets of the Tab Gaming Business by approximately $20 million.

The purchase price is also subject to an adjustment for changes in the businesses' working capital prior to completion. UNiTAB will be responsible for applicable GST and stamp duty.

Licensing arrangements will be put in place in relation to certain intellectual property that is not a Gaming Asset but is reasonably required by UNiTAB to operate the Gaming Businesses, subject to obtaining any necessary third party approvals or consents.

Except as set out below, agreements which constitute Gaming Assets will be assigned or novated to the relevant member of the UNiTAB Group, unless it is not possible to obtain any necessary consent from a third party. If a third party consent is required and is not able to be obtained then, to the extent practicable, the relevant member of the UNiTAB Group will perform the relevant obligations under the agreement and indemnify the relevant members of the Merged Group against any liability arising under the agreement, and the relevant members of the Merged Group will account to the UNiTAB Group for any benefit which is actually received under the agreement by the Merged Group after completion.

Where an agreement which constitutes a Gaming Asset is not used exclusively in the Gaming Businesses, the parties will seek to assign or novate the agreement to the relevant member of the UNiTAB Group to the extent that it relates to the Gaming Businesses. If any consents necessary for such an assignment or novation are not able to be obtained, the parties are to negotiate in good faith to determine appropriate arrangements having regard to their mutual interest in the agreement, in particular to seek (if possible) to pass the benefit of the relevant part of the agreement to the relevant member of the UNiTAB Group on arm's length terms. However, the relevant member of the Merged Group will have the right to retain the relevant agreement.

The Procurement Agreement provides that only limited warranties will be provided by the vendors of the relevant assets.

The parties to the Gaming Business Sale Agreement are to enter into that agreement as soon as practicable after the 50% Acceptance Condition, the Gaming Sale Shareholder Approval Condition, the Gaming Sale Regulatory Approval Conditions and the Gaming Sale Regulatory Action Condition have been satisfied or waived and the terms of the Gaming Business Sale Agreement have been agreed, and prior to 30 June 2005 (the ***Cut-off Date***, although this date can be amended by agreement between the parties in writing).

If any of the Gaming Sale Shareholder Approval Condition, the Gaming Sale Regulatory Approval Conditions or the Gaming Sale Regulatory Action Condition is not satisfied or waived by the Cut-off Date, either party may terminate the obligations referred to above under the Procurement Agreement in relation to the Gaming Business Sale.

(b) The Tender Process

If the TABCORP Group acquires more than 50% of the Tab Shares, and the Gaming Sale Regulatory Approval Conditions and the Gaming Sale Regulatory Action Condition are satisfied or waived before the Cut-off Date, and Tab Shareholders vote against any resolutions reasonably required to satisfy the Gaming Sale Shareholder Approval Condition, then TABCORP's obligations referred in section 5.4(a) in relation to the Gaming Business Sale will cease.

Instead, TABCORP will procure that Tab conducts a tender process (the ***Tender Process***) for the sale of the Tab Gaming Business. If that process is conducted, UNiTAB will be required to offer to purchase the Tab Gaming Business for at least the cash price that would have applied under the Gaming Business Sale Agreement, and subject to terms and conditions no less favourable to the Merged Group than those that would have applied under the Gaming Business Sale Agreement (as described in section 5.4(a) and as negotiated between UNiTAB and TABCORP). The offer from UNiTAB must remain open for acceptance by Tab until the completion of the sale of the Tab Gaming Business.

The Tender Process may result in the sale of the Tab Gaming Business to UNiTAB or any other person who submits a tender, with the terms of the sale being determined in accordance with the Tender Process. (Any purchaser of the Tab Gaming Business will, however, need to be acceptable to, and approved by, the New South Wales government.) However, regardless of the ultimate purchaser of the Tab Gaming Business:

- TABCORP will still be obliged to offer to sell, and UNiTAB must offer to buy, the TABCORP Queensland Monitoring Business, subject to UNiTAB having made an offer for the Tab Gaming Business on the terms discussed above. The terms of that sale will be consistent with the terms prescribed by the Procurement Agreement and the negotiations held between the parties in relation to the Gaming Business Sale Agreement before the commencement of the Tender Process; and
- following the final determination of the purchase price for the Tab Gaming Business under the Tender Process, TABCORP must pay to UNiTAB an amount calculated in accordance with the following:
  - if the purchase price* for the Tab Gaming Business under the Tender Process is $225 million or less – the payment required will be an amount equal to 75% of the excess

* After adjustment in accordance with the sale documents, and excluding GST and stamp duty payable in respect of the sale or chargeable on the relevant sale documents, and excluding costs incurred by either party in connection with the sale.

of that purchase price above the amount specified in section 5.4(a) in relation to the assets of the Tab Gaming Business;

- if the purchase price for the Tab Gaming Business under the Tender Process is more than $225 million – the payment required will be an amount equal to 75% of the difference between $225 million and the amount specified in section 5.4(a) in relation to the assets of the Tab Gaming Business, plus 50% of the excess of the purchase price above $225 million.

Arrangements have been agreed between TABCORP and UNiTAB should Tab agree to sell the Tab Gaming Business under the Tender Process on a basis which is fundamentally different to that contemplated in the Procurement Agreement. These arrangements preserve the economic effect of the arrangements agreed under the Procurement Agreement discussed above, and ensure that UNiTAB is obliged to submit a binding offer (which must remain open for acceptance by Tab until the sale of the Tab Gaming Business is completed) to Tab to purchase the Tab Gaming Business for at least the cash price that would have applied under the Gaming Business Sale Agreement, and subject to terms and conditions no less favourable to the Merged Group than those that would have applied under the Gaming Business Sale Agreement. The Procurement Agreement requires UNiTAB to make such an offer following the start of the Tender Process even if such an offer would be a non-conforming offer under the Tender Process.

(c) Potential for exclusion of the TABCORP Queensland Monitoring Business

It is possible that the Gaming Business Sale may proceed without the sale of the TABCORP Queensland Monitoring Business if the Gaming Sale Regulatory Approval Conditions have not been, or are not reasonably capable of being, satisfied before the Cut-off Date solely because of matters associated with the TABCORP Queensland Monitoring Business.

(d) Use of proceeds

TABCORP and Bidder's intentions in relation to the use of the proceeds from the sale of the Gaming Businesses are as set out in sections 4.3(e) (if Bidder acquires relevant interests in 90% or more of the Tab Shares and is entitled to proceed to compulsory acquisition of the remaining Tab Shares under the Corporations Act) and 4.4(c) (if Bidder acquires relevant interests in more than 50%, but less than 90%, of the Tab Shares) of the Original Bidder's Statement.

5.5 The Sky Amendments

Certain members of the UNiTAB Group are currently party to arrangements (the ***Sky Arrangements***) with Sky Channel under which Sky Channel supplies racing picture to UNiTAB's TAB agencies in Queensland, South Australia and the Northern Territory.

This section 5.5 summarises the material Sky Amendments that will be implemented if the relevant Conditions are satisfied or waived. Except where indicated to the contrary, the Sky Amendments only apply to the Sky Arrangements to the extent that they relate to the supply of racing picture to TAB agencies, rather than domestic premises.

This section 5.5 also summarises the arrangements with respect to the content of Sky Channel's television services which the Procurement Agreement provides will apply if the relevant Conditions are satisfied or waived.

(a) Extension of term

The terms of the Sky Arrangements in the relevant jurisdictions will be extended to expire on the following dates: for Queensland, 30 June 2013; for the Northern Territory, 30 June 2015; and for South Australia, 30 June 2017.

(b) Fees – Queensland and South Australia

For financial years ending after 30 June 2004, the base fee payable by the UNiTAB Group in respect of the provision of the Sky commercial service to its agencies in Queensland and South Australia will increase at the greater of CPI and 3%. There will also be a pro rata increase in the fees payable if the number of UNiTAB agencies in the relevant State increases by more than 10%.

TABCORP and UNiTAB have also agreed fee rebates to be made by Sky Channel to UNiTAB during the term of the relevant Sky Arrangements in respect of agencies in Queensland and South Australia if the Sky commercial service does not include coverage of certain races. The amounts of the rebates will be calculated with reference to lost turnover at affected agencies as a proportion of the total turnover at those agencies.

(c) Fees – Northern Territory

Fees payable under the Sky Arrangements for the provision of the racing picture to UNiTAB agencies in the Northern Territory will remain based on turnover on races broadcast to those agencies.

(d) Racing program

TABCORP has agreed to procure that the extent of live coverage on the Sky domestic pay television and Sky commercial services of Queensland and South Australian thoroughbred, harness and greyhound race meetings will not be less than the extent of such coverage in the 12 months ending on 23 April 2004, provided that the cost to Sky Channel of broadcasting rights for such races does not increase in excess of CPI and the quality of the races in those States meets specified quality standards. TABCORP has also agreed to procure live coverage of the Alice Springs Cup and the Darwin Cup on the Sky commercial and domestic services provided that those races are held on specified days and a member of the UNiTAB Group covers the cost, or procures a third party to cover the cost, of broadcasting those races, with a 20% margin.

In the case of the Sky domestic service, TABCORP's obligations are subject to a proviso that the inclusion of the relevant live coverage does not require any amendment to, or result in any financial detriment to the Tab Group under, the contractual arrangements Sky Channel has with the operators of the relevant domestic pay television service.

(e) The Sky Shareholder Approval Condition

If the Sky Shareholder Approval Condition is not satisfied or waived by the Cut-off Date, either party may terminate the obligations under the Procurement Agreement in relation to the Sky Amendments.

5.6 Divestment risk

Section 8.6(m) of the Original Bidder's Statement discusses certain risks associated with the New South Wales government's requirements for the divestiture of the Tab Gaming Business. That section should now be read in light of the arrangements discussed in section 5.4 of this Supplementary Bidder's Statement which reduce the risks associated with such a sale.

5.7 Intentions

As discussed in this section 5, the Procurement Agreement contains various obligations for TABCORP should the TABCORP Offer be successful. Consequently, section 4 of the Original Bidder's Statement (which sets out the intentions of TABCORP and Bidder should the TABCORP Offer become unconditional) must be read in conjunction with the disclosure contained in this section 5 concerning the actions that will be taken by TABCORP if the TABCORP Offer is successful.

5.8 References to the TABCORP Queensland Monitoring Business

As a result of the entry into the Procurement Agreement, all references in the Original Bidder's Statement to the TABCORP Queensland Monitoring Business (in particular, references to that business in the context of the ongoing operations of the Merged Group) are taken to be qualified by the following statement:

> If the relevant conditions in the Procurement Agreement are satisfied, the TABCORP Queensland Monitoring Business will be sold to UNiTAB following the completion of the acquisition of more than 50.0% of Tab Shares by Bidder.

There are references to the TABCORP Queensland Monitoring Business on pages 11, 24, 26, 27, 48, 70, and 108 of the Original Bidder's Statement.

6. Racing Heads of Agreement

6.1 Amendments - General

The Original Bidder's Statement refers in a number of places to the Racing Heads of Agreement entered into by TABCORP and NSW Racing on 23 February 2004 (see pages 2, 8, 18, 111 to 113, 115, 116 and 121 and section 9.7).

On 23 April 2004 TABCORP and NSW Racing entered into an amendment deed (the ***Amendment Deed***) under which certain amendments were made to the Racing Heads of Agreement. The material amendments are discussed in this section 6. The references in the Original Bidder's Statement to the Racing Heads of Agreement should be read subject to the disclosure in this section 6.

6.2 Fees

The increases to the product fees payable to NSW Racing (as discussed in section 9.7(a)(i) of the Original Bidder's Statement) have been amended. The new fee increases are as set out in Figure 6.2.1, which replaces Figure 9.7.1 in the Original Bidder's Statement. These fee increases are lower than those set out in section 9.7(a)(i) of the Original Bidder's Statement.

Figure 6.2.1: Net increases in fees payable to NSW Racing

Financial year	Net increase in fees to NSW Racing
2004/2005	$2.25 million
2005/2006	$4.50 million
2006/2007	$6.75 million
2007/2008	$9.00 million
Subsequent financial years	$9.00 million, indexed to CPI (Sydney) at 30 June 2008

6.3 Consent to the sale of the Tab Gaming Business

NSW Racing has provided its consent (to the extent it is required) to the sale of the Tab Gaming Business to UNiTAB as contemplated by the Procurement Agreement (and otherwise in accordance with the New South Wales government's requirements). That consent:

- is subject only to Bidder acquiring more than 50% of the Tab Shares or otherwise acquiring control of Tab;
- is subject to arrangements that, if the formal agreement (the ***Final Racing Agreement***) to be entered into pursuant to the Racing Heads of Agreement has not been entered into when the sale of the Tab Gaming Business is completed, provide for NSW Racing to receive the benefit of part of the fee increases referred to in section 6.2 pending the execution of the Final Racing Agreement (and for any amounts paid to NSW Racing under these arrangements to be set-off against future amounts referred to in section 6.2 once the Final Racing Agreement has been executed);
- will, along with the other provisions described in this section 6.3, survive any termination of the Racing Heads of Agreement; and
- is not conditional on the entry by TABCORP and NSW Racing into the Final Racing Agreement.

6.4 Termination provisions

Section 9.7(c) of the Original Bidder's Statement discussed the various termination rights that applied under the Racing Heads of Agreement. In particular, the second bullet point of the first paragraph of that section 9.7(c) discussed a termination right (the ***Government Announcement Termination Right***) which would be available to TABCORP if certain statements were made by the New South Wales government. In the Amendment Deed, TABCORP and NSW Racing agreed to delete the Government Announcement Termination Right from the Racing Heads of Agreement with effect from 23 April 2004.

However, if another person makes a takeover bid for all of the Tab Shares (or seeks to implement with Tab a scheme of arrangement or other similar transaction) and the consideration offered has a value that is greater, or that is represented to be greater, than $4.50 per Tab Share, then in specified circumstances certain of the amendments contained in the Amendment Deed will be deemed not to have been made. If the amendments contained in the Amendment Deed are reversed as discussed in this section 6.4, the parties' rights and obligations (including in relation to the Government Announcement Termination Right) will generally be reinstated to the position that they were in prior to the entry into the Amendment Deed.

7. No Material Impact on Pro-Forma Financial Information

The transactions contemplated by the agreements described in sections 5 and 6 of this Supplementary Bidder's Statement do not have a material impact on the pro-forma financial information contained in sections 5.2, 5.3 and 5.5 of the Original Bidder's Statement.

8. Other

8.1 Lodgment with ASIC

A copy of this document was lodged with ASIC on 4 May 2004. This document will prevail to the extent of any inconsistency with the Original Bidder's Statement. Neither ASIC nor any of its officers takes any responsibility for the contents of this document.

8.2 Authorisation

This document has been approved by a unanimous resolution passed by the directors of Bidder.

8.3 Consents

This Supplementary Bidder's Statement contains statements made by, or statements based on statements made by, TABCORP. TABCORP has consented to being named in this Supplementary Bidder's Statement and has consented to the inclusion of:

- each statement it has made; and
- each statement which is said in this Supplementary Bidder's Statement to be based on a statement it has made,

in the form and context in which the statements have been included, and has not withdrawn that consent.

Dated 4 May 2004

Signed for and on behalf of **TABCORP Investments No.4 Pty Ltd** by:

Matthew Slatter

Director